December 23, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Maryse Mills-Apenteng

Re:	BTCS Inc. f/k/a Bitcoin Shop, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 7, 2015
File No. 333-205277

Dear Ms. Mills-Apenteng:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 22, 2015 (the “Comment Letter”) relating to filings made by BTCS, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and the Company will file these responses in Amendment No. 4 to the Form S-1 (the “Amended S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Government Oversight, page 55

1. We note your response to prior comment 1 and your corresponding amendments in the filing. Please provide us with an analysis supporting your view that the findings in the CFTC Order are not applicable to your business.

The Staff seeks our analysis supporting our view that the findings in the CFTC Order are not applicable to our business. Our business can be best described as the ownership and operation computer hardware and software for the mining and generation of bitcoins via blockchain algorithms. Once we own bitcoins obtained through our efforts and assets, we can sell the bitcoins as principal to third parties for cash.

The CFTC Order issued September 17, 2105 (See Release PR7231-15) (the “Order”) represents the first action against an unregistered bitcoin options trading platform. As noted in the Order, Coinflip, Inc./Derivabit conducted activity related to commodity options transactions without complying with the Commodity Exchange Act and CFTC Regulations, specifically “operating a facility for the trading or processing of commodity options without complying with the CEA or CRTC Regulations otherwise applicable to swaps or conducting the activity pursuant to the CFTC’s exemption for trade options.” The Order further notes Coinflip operated an online facility named Derivabit, offering to connect buyers and sellers of Bitcoin option contracts, and the charges involved conducting activity related to commodity options transactions. The Company neither operates an online facility offering to connect buyers and sellers of Bitcoin, or Bitcoin option contracts, and thus our analysis concludes that the findings are not applicable to the Company’s business.

The Order also for the first time noted the CFTC has reached the conclusion that Bitcoin and other virtual currencies are properly defined as commodities and therefore subjected the online facility and options contracts to CFTC jurisdictional reach. Our amendments to the filing, and statements throughout the filing, describe the Bitcoin asset as constituting a commodity, which in the future could be subjected to regulation and which faces risks associated with commodities, in general. Accordingly, the Staff’s statement that we have determined through our analysis that we are not subject to the CFTC Order misstates our position inasmuch as we believe and the filings acknowledge Bitcoin is viewed by regulators as a currency, but that the CFTC Order as it relates to an online platform and options trading is inapplicable to our business.

Recent Sales of Unregistered Securities, page 81

2. We note your response to prior comment 3. However, it appears from your recent developments discussion that you have not updated this section to include the issuance of 80,000 shares of your common stock to RK Equity Advisors LLC. Please revise accordingly and review your document to ensure that it is updated to reflect any other interim developments.

We will revise the disclosure in this section to add the issuance of 80,000 shares to RK Equity Advisors in the Recent Sales of Unregistered Securities section.

Signatures, page 90

3. It appears that the signature page does not conform to the requirements of Form S-1. In your next amendment, ensure that you provide the dates on which the registration statement was signed by the company and board members.

The dates on the signature page will be provided in the next filed amendment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Sincerely,

Charles Allen

Chief Executive Office

Cc:	Megan Akst, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief
Ivan Griswold, Staff Attorney
Barbara C. Jacobs, Assistant Director.